29 August 2002

02 SEP 19 AM 9:27

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severn-trent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

*02076149*

SUPPL

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Enc.

dlw 9/19

Under the Severn Trent Plc Profit Sharing Scheme, Ordinary shares of 65 5/19 pence each, acquired through the 1999 'Free and Matching' and 2000 'Bought' offers, were released from trust on 2 August 2002 and 31 July 2002 respectively.

The directors of Severn Trent Plc have an interest in the Ordinary shares of 65 5/19 pence each, released from trust as follows:

| | 1999 'Free and Matching' | 2000 'Bought' |
|---|---|---|
| J K Banyard | 35 | 18 |
| M J Bettington | 35 | 18 |
| B Duckworth | 35 | 18 |
| R M Walker | - | 18 |

Shares held in trust are included in a director's interests in the Ordinary shares of 65 5/19 pence each, therefore these releases from trust do not increase the declared holdings of the individual directors.

www.severntrent.com